NW Crestvalley, Inc

6513 132nd Ave NE # 166   Kirkland WA 98033

June 24, 2014

Mr. Michael R. Clampitt
Senior Attorney
Securities & Exchange Commission

RE:          NW Crestvalley, Inc
Form 10
File # 000-55196

Dear Mr. Clampitt:

We would like to withdraw our filing at this time.

Sincerely,

/s/ Dale A. Garnett

Dale A Garnett
CEO